# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golden Heaven Group Holdings Ltd., CIK 0001928340
CUSIP: G3959D125
Title of class of securities: Class A ordinary shares, par value US$0.005 per share
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China (F4), 353001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058372

## Reporting persons
- SOH Wei Guan: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 5,940,000; shared voting power 0; sole dispositive power 5,940,000; shared dispositive power 0; aggregate amount beneficially owned 5,940,000 (15.91% of the class)
  Comment: * Represents (i) 2,940,000 Class A ordinary shares held through HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD., and (ii) 3,000,000 Class A ordinary shares issuable to HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. upon exercise of warrants within 60 days after December 31, 2024. HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. is 100% owned by SOH Wei Guan.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.
- HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 5,940,000; shared voting power 0; sole dispositive power 5,940,000; shared dispositive power 0; aggregate amount beneficially owned 5,940,000 (15.91% of the class)
  Comment: * Represents (i) 2,940,000 Class A ordinary shares held by HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD., and (ii) 3,000,000 Class A ordinary shares issuable to HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD. upon exercise of warrants within 60 days after December 31, 2024.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.

## Item 1. Issuer
Name of issuer: Golden Heaven Group Holdings Ltd.
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001

## Item 2. Person Filing
Name of person filing:
SOH Wei Guan

HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.
Address of principal business office or, if none, residence:
Address of SOH Wei Guan: 105 Cecil Street, #18-20, The Octagon, Singapore 069534

Business address of HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: 2 Venture Drive, # 14-01, Vision Exchange 608526, Singapore.
Citizenship:
SOH Wei Guan: Malaysia

HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
SOH Wei Guan: 5,940,000

HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: 5,940,000
Percent of class:
SOH Wei Guan: 15.91%

HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: 15.91%
Sole power to vote or to direct the vote:
SOH Wei Guan: 5,940,000

HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: 5,940,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
SOH Wei Guan: 5,940,000

HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: 5,940,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
LIST OF EXHIBITS

Exhibit No. Description
99.1 Joint Filing Agreement

## Signatures
- SOH Wei Guan: /s/ SOH Wei Guan, SOH Wei Guan (02/28/2025)
- HENG YANG INVESTMENT MANAGEMENT CO PTE. LTD.: /s/ Ziyan Yang, Ziyan Yang, Director (02/28/2025)